EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
TriState Capital Holdings, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-196564 and 333-188923) on Form S-8 and in the registration statement (No. 333-222074) on Form S-3 of TriState Capital Holdings, Inc. and subsidiaries of our report dated February 19, 2019, with respect to the consolidated statements of financial condition of TriState Capital Holdings, Inc. and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the "consolidated financial statements"), which report appears in the December 31, 2018 annual report on Form 10-K of TriState Capital Holdings, Inc. and subsidiaries.

/s/ KPMG LLP

Pittsburgh, Pennsylvania
February 19, 2019